STONE HARBOR INVESTMENT FUNDS

31 West 52nd Street, 16th Floor

New York, NY 10019

August 1, 2007

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Sheila Stout/Keith O’Connell

Re:	Stone Harbor Investment Funds (“The Fund”) Registration Statement on Form N-1A

(File Nos. 333-141345 and 811-22037)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933 (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated to 10:00 a.m. on Monday, August 6, 2007, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,
STONE HARBOR INVESTMENT FUNDS /s/ Peter J. Wilby
Name: Peter J. Wilby
Title: President

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado, 80203

August 1, 2007

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Sheila Stout/Keith O’Connell

Re:	Stone Harbor Investment Funds (“The Fund”) Registration Statement on Form N-1A

(File Nos. 333-141345 and 811-22037)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933 (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated to 10:00 a.m. on Monday, August 6, 2007, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,
ALPS Distributors, Inc. /s/ Jeremy O. May
Name: Jeremy O. May
Title: Managing Director